Exhibit 21.1

Subsidiaries of Seattle Genetics, Inc.

Name	Jurisdiction of Incorporation
SeaGen Canada Inc.	Canada
Seattle Genetics UK, Limited	England and Wales
SeaGen International GmbH	Switzerland
SeaGen International Holdings, LLC	United States
SeaGen US Holdings, LLC	United States
SeaGen, Inc.	United States
Valley Acquisition Sub, Inc.	United States
East Coast Ventures, Inc.	United States